                                                                                                                       January 8, 2009

Via EDGAR

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Access Integrated Technologies, Inc.
Form 10-Q for the quarterly period ended September 30, 2008
Filed on November 7, 2008
File No. 000-51910

Dear Mr. Krikorian:

On behalf of Access Integrated Technologies, Inc. (the “Company”), we acknowledge receipt of your facsimile letter dated December 23, 2008 by the Company.  The Company intends to respond to the letter by January 30, 2009.

Please feel free to contact me directly at (212) 808-7934 if you have any questions.

Sincerely,

/s/ Jennifer L. Wong
Jennifer L. Wong

cc:	Gary Loffredo